Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Period Ending February 28, 2009

The following management discussion and analysis has been prepared as of April 29, 2009.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the second quarter ended February 28, 2009 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ending February 28th, the Company continued its data compilation and surface work and began a comprehensive program of detailed mapping and structural analysis including underground mapping and sampling.

Las Bolas Property

During the quarter ended February 28, 2009 the Company compiled the final results of the 2008 drilling and initiated a program of large-scale detailed mapping and structural analysis program focusing on the Las Bolas corridor, as well as other parts of the property, in order to begin work on a mineral inventory.  During January and February Golden Goliath’s technical team started preparing all the necessary data, level plans, cross sections and longitudinal sections for the study.  The study will also greatly assist the Company in developing its 2009 drill program by defining target areas which can most easily add tonnage to the mineralization.  The mineral inventory also requires additional underground sampling and detailed mapping which was initiated during this quarter. Additional underground drilling of short holes into the walls of the tunnel may also be required and mining consultants have been brought in to assess the requirements that may be needed.

An effort was also launched during this period to open one or more of the other existing old workings on the Las Bolas property.  This includes the Papacho workings which trend towards the Arbolito shaft and areas of higher grade gold mineralization found in the past.  This involves both hand and caterpillar excavation and must proceed slowly for safety concerns as the loosely consolidated material surrounding the entrance to Papacho is unstable.

During the month of January a new zone with the potential of hosting more Las Bolas style mineralization was identified about 500 metres north of the main Las Bolas underground workings.  The host rock, andesitic breccia, and mineralization found in the new area, called Las Bolas II, are considered to be identical to the Las Bolas-Gambusino area and has been mapped to date over a 300 m length and is open in two directions. Preliminary grab samples of the mineralized structures returned assays of up to 23 grams per tonne silver and 0.13 grams per tonne gold.

San Timoteo Property

During the quarter ending February 28, 2009 the Company also compiled the final drilling results from the San Timoteo area. The Company would like to commence a mineral inventory of this area following the work being done at Las Bolas.  Consultants have been retained to access the safety and physical conditions within the San Martin tunnel.  Underground drilling within this tunnel will be required in order to determine the extent of the high grade gold and silver zones identified within the tunnel that could not be efficiently targeted from surface.

Other Properties

During the months of December, January and February, little work was performed by the Company on its other properties.

Results of Operation

For the second quarter ending February 28, 2009, the Company incurred a net loss of $260,255 compared to a net loss of $182,506 during the first quarter and $337,038 during the second quarter last year.  The significant differences between the periods under review were:

•

a decrease of $19,010 in office and general expenses between the first and second quarter this year due to additional costs in the first quarter related to overcharging the fist quarter against the second quarter.  The six month office and general expenses have decreased $49,921 this year compared to last as the Company took efforts to reduce these expenditures in light of current market conditions.

•

an increase of $6,189 in transfer agent and filing fees between the first and second quarter as the Company as there were additional costs associated with the Company’s AGM during the quarter.  The six month transfer agent and filing fee expenses have decreased $12,892 this year compared to last due to increased filing fees and more share transactions last year.

•

Stock based compensation charge of $30,763 in the past quarter compared to nil in the first and $90,888 in the second quarter last year compared to nil in the first last year which are non-cash based charges and are a result of accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.

As of February 28, 2009, deferred mineral property exploration costs totalled $8,299,087 compared to $7,449,608 at August 31, 2008.  During the first two quarters, the Company incurred a total of $849,478 in exploration expenditures including $499,284 on drilling, $119,888 on assaying, $40,276 doing geology and mapping and $30,868 on road construction and site preparation mainly on its San Timoteo, La Reforma properties and Las Bolas.  $105,302 of facilities and other exploration expenditures in deferred exploration costs included such expenses as core boxes, rental of a core shack and a water truck used during drilling.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

February 28, 2009	5,829	260,255	0.00
November 30, 2008	28,731	182,506	0.00
August 31, 2008	41,789	95,487	0.00
May 31, 2008	45,831	221,738	0.00
February 29, 2008	53,338	337,038	0.01
November 30, 2007	68,726	166,814	0.00
August 31, 2007	75,314	460,404	0.01
May 31, 2007	20,317	250,015	0.00

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in August 2007, February 2008 and February 2009 is largely a result of a stock based compensation charges and general expenses.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,113,786 at February 28, 2009 compared to a working capital position of $1,435,390 at November 30, 2008.  The Company’s cash and short-term investment position at February 28, 2009 was $1,124,842.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

During the six months ended February 28, 2009, the Company paid $60,000 (2008: $60,000) recorded as management fees for geological and management services to a company controlled by a director

During the six months ended February 28, 2009, the Company paid $30,062 (2008: $57,258) in wages and benefits and consulting fees to two directors of the Company.

A private company controlled by one of the directors charged $30,330 for the six months ended February 28, 2009 (2008: $27,000), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Accounts due to related parties include $13,339 (2008 - $nil) due from two companies controlled by a common director, and $342 (2008 - $nil) due from a director.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

The Company adopted Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going concern.  When financial statements are prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going concern.

The Company has determined that most of the accounting pronouncement discussed in prior financial statements and Management Discussion and Analysis’ are not applicable to the Company however we are still evaluating the effects of adopting the following standards:

i)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s over generally accepted accounting principles.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition will require the restatement of comparative amounts reported by the Company.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of February 28, 2009 and the date hereof, an aggregate of 60,934,037 common shares were issued and outstanding.

The Company has the following warrants outstanding as of February 28, 2009:

Number of shares	Price per share	Expiry Date
18,352,726	$0.45	April 20, 2009

These warrants expired unexercised.

As of February 28, 2009, the Company had 5,420,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.97 years at a weighted average exercise price of $0.32.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.